Filed by Novus Capital Corporation pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Novus Capital Corporation

Commission File No.: 001-39288

DealBook Newsletter

Sept. 29, 2020 Updated 7:26 a.m. ET

Jonathan Webb, AppHarvest’s C.E.O. Credit...Jessica Phelps for The New York Times

AppHarvest will go public via SPAC

AppHarvest, the indoor farming company, will announce a deal today to merge with a special purpose acquisition company, Novus Capital Corporation, at a valuation of $1 billion. The transaction includes $475 million of financing, $375 million of which will be through a private investment in the public entity, or PIPE, led by Fidelity, Inclusive Capital and Novus Capital Corporation.

The deal promises to do social good. AppHarvest will use funds from the deal to build facilities beyond its 60-acre property in Kentucky. Indoor farming’s proponents say that it can feed a growing population where outdoor farming may be insufficient and reduce reliance on exports. AppHarvest, which is registered as a B Corp, has attracted many environmentally and socially minded financiers. Its board includes Jeff Ubben, the ValueAct co-founder who invested in the company through his E.S.G. fund, Inclusive Capital, and Martha Stewart. The AOL founder Steve Case’s Rise of the Rest Seed Fund is an investor, as is James Murdoch.

• “This is a bet on a company and a bet on the future of an industry and also a bet on a region reimagined,” said Rise Fund’s Anna Mason, who sits on the board.

It’s also bet on the unknown. AppHarvest doesn’t yet generate revenue — it won’t until it harvests its first tomato crop in the first quarter of next year. As it looks to grow in a capital-intensive industry, it doesn’t expect to generate operating profits until 2023. That uncertain financial profile is shared by Nikola, the embattled electric vehicle company on whose board Mr. Ubben sits, which also went public via SPAC. Mr. Ubben said he is confident in AppHarvest and the mission that brought him to both companies. “I am trying to do something nobody else has done, which is to marry the incumbent with the start-ups,” he said. (The incumbent, in this case, means institutional investors.)

• Mr. Ubben said that venture capital investors eschew the kinds of companies he backs, in favor of asset-light software companies. For financing, then, “There are two places: There’s a legacy company balance sheet, and there’s this new model called a SPAC and PIPE,” he said.